

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 16, 2010

VIA U.S. MAIL and FACSIMILE

Chunping Fong
Chief Financial Officer
China Lithium Technologies, Inc.
15 West 39th Street Suite 14B
New York, NY 10018

> **Re: China Lithium Technologies, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-53263**

Dear Mr. Fong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

1.   We note the amended Schedule 13D filed on September 15, 2010 indicates that
        your chief executive transferred a large portion of the shares he acquired in March
        2010. Please ask him to tell us on what exemption from registration he relied for
        that transfer and to whom such shares were transferred. Also tell us whether the
        recipients of those shares continue to hold them and, if not, what actions, if any,
        you took to facilitate their transfer.

Item 1. Business, page 5

Change of Name and Reverse Split, page 6

2.   We note your disclosure that effective June 2, 2010 you effected a reverse stock
        split and changed your name to China Lithium Technologies, Inc. Tell us where
        you filed the definitive information statement on Schedule 14C and tell us how
        you complied with Rules 14c-2 and 14c-5 of the Exchange Act with respect to the
        action taken on June 2, 2010. Also provide us your analysis of whether you were
        required to file the Form 8-K pursuant to Item 5.07 reporting the action that was
        taken by consent of shareholders. Refer to Instruction 2 to Item 5.07 of Form 8-
        K.

Material Operating Entities, page 7

3.   We note your disclosure that the relationship between Beijing GuoQiang Global
        Science & Technology Development Co., Ltd. and Sky Achieve Holdings, Inc. is
        "customarily identified as entrusted management." Please tell us and expand your
        disclosure in future filings to clarify what you mean by the term "entrusted
        management" and describe the material aspects of an "entrusted management"
        relationship.   For instance, are there laws or regulations governing such
        relationships, or is the relationship governed by private contract?

4.   Given the dates of incorporation of the entities you list here and your corporate
        history, please tell us how you have "R&D achievements" over the past four
        years.

Core Technology and R&D, page 10

5.   Please reconcile your disclosure in the second paragraph of this section that you
        have one patent application pending in the United States and China with your
        statement in the fourth paragraph of the section that you filed an additional three
        patent applications in February 2010 and your statement on page 5 that you have
        two patents pending as of September 2010. Please also tell us and in future filings
        identify the jurisdictions in which you filed the additional applications in

February 2010, and provide the basis for your statement that you expect to "obtain approval by June 2011" of these patent applications.

6. Please clarify in your response and in future filings what the "CAN system" is, and briefly explain how this system allows your product to achieve "high efficiency." Also tell us the basis for your belief that you are one of few domestic enterprises in China to "master the core technology of lithium-ion battery management system" and expand your future filings to clarify. Provide similar support for your statement on page 11 regarding your leadership position in technological innovation, the significance of your technology and the "heavy demand" you are experiencing for your products, particularly given the amount of your sales relative to the market size in China disclosed on page 12.

Domestic Sales, page 13

7. We note your disclosure that you expect China to enact new regulations limiting weight and speed of electric bikes that will accelerate the replacement of traditional lead-acide batteries for lithium-ion batteries. Please expand your future filings to describe the regulations in greater detail and disclose the basis for your expectation that new regulations will be adopted.

Overseas Sales, page 14

8. Please clarify the overseas markets in which you conducted research and "found that demand for 60 Ah and 80 Ah large capacity battery module products is high and is expected to continue to grow higher."

Environmental Law Compliance, page 15

9. We note your disclosure that your production process is mainly the assembly of products. With a view toward clarified disclosure in future filings, describe the activities you perform outside the production process compared to the activities of your suppliers. For instance, do you or do your suppliers design the products that you assemble?

Item 1A. Risk Factors, page 15

10. We note you filed a Form S-8 on October 7, 2010. Provide us with a legal analysis demonstrating your eligibility to use Form S-8, including the requirement that you be current in your filings. Cite all authority on which you rely. We may have further comment.

Item 2. Properties, page 22

11.   Tell us, with a view toward disclosure, how the only paragraph in this section accounts for the office and warehouse space mentioned on page F-21 or the principal executive offices listed on the cover page of your document.

12.   As a related matter, please clarify the nature of your principal executive offices. For example, do you share office space? In this regard, it appears from publicly available information that your offices are located in the same building as those of your principal supplier and related party mentioned on page 38. If so, please highlight that for investors.

Item 5. Market for Registrant's Common Equity..., page 23

Market Information, page 23

13.   With a view toward clarified disclosure in future filings, tell us what you mean by "hardly any transactions."

14.   Please tell us why you did not provide disclosure pursuant to Item 201(a)(1)(iii) of Regulation S-K for any period prior to the third quarter of your fiscal year 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

15.   Tell us why you did not provide disclosure about critical accounting policies. Refer to Section V of Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 24

16.   We see that you do not provide discussion specific to the segments disclosed in financial statement Note 11. Please tell us how you determined that MD&A discussion specific to your segments is not necessary to convey an understanding of the results of operations. Refer to Item 303(a) of Regulation S-K.

17.   We see that throughout the discussion of Results of Operations you attribute the changes in revenues, cost of sales and operating expenses during fiscal year 2010 to multiple items. In future or amended filings, please quantify the impact of each item, including the impact of any offsetting items.

Costs of Goods Sold, page 24

18.　In future or amended filings please clarify the nature and impact of the "products adjustment and the new cost management" that is, in part, responsible for the decrease in cost of goods sold as a percentage of revenues.

19.　We see from the first paragraph on page 24 that you stopped manufacturing two products because of their low profit margin. If relevant, in future or amended filings, please clarify whether there is any inventory impairment arising from the discontinued products.

Liquidity and Capital Resources, page 26

20.　We note disclosure of a new inventory management system you refer to as "ABC inventory management." Please tell us what this term means and, in future filings, please describe briefly the system and explain how the implementation of the new system "optimized" your inventory management.

21.　Please tell us and revise future filings to clarify the terms of your outstanding accounts receivable.

22.　We note the disclosure that the decrease in prepaid expenses was due to a "long-term depreciation adjustment." Please tell us the nature of this adjustment, including why you recorded the adjustment and the accounting literature in U.S. GAAP that you relied upon.

Item 8. Financial Statements, page 28

Report of Independent Registered Public Accounting Firm, page F-1

23.　The first paragraph of the audit report refers to a statement of "consolidated comprehensive income" and a statement of "stockholders' equity." However, we do not see statements with these titles included in the financial statements. In your amended Form 10-K, please have your auditor revise the first paragraph of the audit report to reflect the correct titles of the financial statements.   In addition, please consider the title used in the example provided in FASB ASC 220-10-55-7 discussing the one statement approach for the statement of income and comprehensive income. As a related matter, please note that there also appear to be typographical errors in the last sentence of the audit report.

24.　We note that you present a statement of changes in stockholders' equity for the year ended June 30, 2008, but we also note that the auditor's report does not cover the statement of changes in stockholders' equity for that period. Please amend the filing to include an audit report that covers all the audited financial statements presented. Please note that as a smaller reporting company, under Article 8 of Regulation S-X you are only required to present an audited balance sheet as of the end of each of the most recent two fiscal years and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. Therefore, alternatively, you may remove of statement of changes in stockholders' equity for the year ended June 30, 2008.

Consolidated Balance Sheets, page F-2

25.   Tell us why total stockholders' equity as of June 30, 2010 does not agree to the corresponding amount presented on the statement of changes in stockholders' equity. Please resolve the discrepancy in future or amended filings.

26.   In future or amended filings please add a footnote that describes the equity item "Reserved Funds."   Please also tell us what this item represents.

27.   Please explain to us the nature of the item "Comprehensive income consolidation adjustment" and the basis in GAAP for the direct adjustment to equity.

28.   Please tell us about the nature of and accounting for the issuance of the one million common shares during the year ended June 30, 2009. In that regard, we do not see a cash receipt for the issuance or a description of the transaction in the notes to financial statements. Please provide footnote disclosure explaining the issuance and related accounting in future or amended filings.

Consolidated Statements of Cash Flows, page F-6

29.   In future or amended filings please revise to also disclose non-cash financing and investing activities here or in the footnotes, as required by FASB ASC 230-10-50-3.

Note 1. Organization and Basis of Presentation, page F-8

30.   You disclose that the combination of the Nevada Corporation (the issuer/legal acquirer) and Sky Achieve (the legal acquiree/accounting acquirer) was accounted for as a "reverse merger under the purchase method of accounting." The acquisition method as described in FASB Codification Topic 805 applies to business combinations, where the entities involved are businesses as defined in the referenced Topic. In your circumstances, it appears that Sky Achieve is the accounting acquirer in a transaction with a shell corporation. To help us understand your disclosure, please explain:

- How you applied the definition of a business as set forth in FASB Codification Topic 805 in assessing whether the issuer/legal acquirer was a business.

- Your basis in the Codification for concluding that the merger is a business combination as defined FASB Codification Topic 805, including why the "purchase method" (now referred to as the acquisition method under the FASB Codification) is applicable to your transaction.

- As the issuer/legal acquirer appears to be a shell corporation, why the transaction is not accounted for and disclosed as a reverse merger recapitalization of Sky Achieve, the accounting acquirer.

Please note that the merger of a private operating company into a non-operating public shell corporation with nominal net assets where the owners and management of the private company obtain control of the combined company after the transaction are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible are recorded.

31. In that regard, in a reverse merger, whether accounted for as a recapitalization or a business combination, stockholders' equity of the accounting acquirer is retroactively restated for the equivalent number of shares issued to the accounting acquirer, in this instance, Sky Achieve, with an adjustment to paid-in capital for any difference in par value. Similarly, shares outstanding and earnings per share are also retroactively restated based on the equivalent number of shares issued to the accounting acquirer. Your financial statements do not appear to reflect the retroactive presentation required by reverse merger accounting.

In that regard, it appears that 19.2 million post-split shares were issued to the accounting acquirer in the reverse merger. Tell us why the impact of this issuance is not retroactively presented in the financial statements. Also, tell us why you believe weighted average shares and earnings per share are appropriately determined in accordance with guidance applicable to reverse mergers. Support your view in GAAP. Alternatively, in future or amended filings, please revise to retroactively present the impact of the recapitalization and appropriately revise the description of the accounting.

32. In the fourth paragraph, in future or amended filings please revise the share disclosure for the impact of the stock split affected in June 2010.

33. We note that the auditors of the accounting acquirer are different from the auditors of the registrant prior to the reverse merger. Accordingly, please file an

Item 4.01 Form 8-K that includes the disclosures required by Item 304 of Regulation S-K for the change in independent accountants. In this regard, the accountant that is no longer associated with the registrant's financial statements is the predecessor accountant.

34. We see that you affected a reverse stock split on June 2, 2010. Please tell us whether the impact of the reverse split has been retroactively presented in accordance with SAB Topic 4C. In future or amended filings, please disclose that the split has been retroactively applied.

35. You disclose that you have control over Beijing Guoqiang through "entrusted management" agreements. Please expand the notes to financial statements in future or amended filings to describe the principal provisions of the arrangements. Also, describe the terms of the arrangements on which you have relied in concluding that you control Beijing Guoqiang.

36. We see that you consolidate Beijing Guoqiang as a variable interest entity. Please provide us with your analysis of Beijing Guoqiang under FASB Codification Topic 810-10. In that regard, please describe how you determined that Beijing Guoqiang is a variable interest entity and that you have a controlling financial interest in Beijing Guoqiang, including:

- How you have the power to direct the activities of Beijing Guoqiang that most significantly affect the entity's economic performance; and
- How you have the obligation to absorb losses of Beijing Guoqiang that could potentially be significant to the variable interest entity or the right to receive benefits from Beijing Guoqiang that could potentially be significant to the variable interest entity.

37. As a related matter, with respect to your consolidation of Beijing Guoqiang, tell us how the notes to financial statements provide all of the information content applicable to public companies, which begin at FASB ASC 810-10-50-7. Alternatively, provide all of the relevant required disclosure in future or amended filings.

Note 2. Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

38.   You disclose: "Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations."   Please tell us what information and footnote disclosure were omitted from the Form 10-K and the basis in our rules for exclusion.

39.   You disclose: "Operating results for the year ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full years." Please tell us what this statement is intended to convey.

Principles of Consolidation, page F-9

40.   The disclosure that you consolidate Beijing Guoqiang because it is wholly-owned appears inconsistent with disclosure elsewhere in your document which suggests that you consolidate Beijing Guoqiang under principles applicable to variable interest entities. In future or amended filings please appropriately revise to disclose a consistent theory for consolidation of Beijing Guoqiang.

Revenue Recognition, page F-10

41.   In future or amended filings, please expand the revenue recognition policy disclosure to more specifically describe how you apply each of the criteria you outline in your specific circumstances. For instance, clarify what you consider to be pervasive evidence of an arrangement, clarify how you determine that the sales price is fixed and determinable, clarify when title passes, identify when you consider delivery to have occurred and disclose how you determine collectability is reasonably assured.

42.   As a related matter, as applicable, the policy disclosure should also address customer acceptance provisions, return policies, post shipment obligations, warranties, credits and discounts, rebates and price protection or similar privileges, including how these matters impact revenue recognition.

Note 5. Patent and Other Intangibles, page F-17

43.   In future or amended filings, please revise to disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to FASB ASC 350-30-50-2

Note 8. Accrued Expenses and Other Payables, page F-18

44.   With respect to June 2010, the tabular disclosure does not appear to be mathematically accurate. Please resolve the mathematical error in future or amended filings.

Note 9. Warranty Accrual, page F-18

45.   Please tell us the basis for recording 1% of sales as warranties. That is, explain to us why the 1% is an appropriate estimate. Further, in future or amended filings, please also explain the basis for the 1%.

Note 10. Income Taxes, page F-18

46.   In future or amended filings please provide a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for each year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. For purposes of this disclosure, please note that you are a domestic US registrant. Accordingly, the impact of rate differences or differences caused by the attribution of earnings to various taxing jurisdictions should be presented in the reconciliation. Refer to FASB ASC 740-10-50-12.

47.   Your consolidated accounts include entities outside of the PRC. In future or amended filings please describe the income tax status of the entities outside of the PRC, including how any income or loss generated by those entities is considered in the provision for income taxes.

48.   You disclose that your Company is "generally" subject to a 25% tax rate in the PRC. Please tell us what you mean by the reference to "generally."   Also, clarify in future or amended filings.

49.   In future or amended filings please provide disclosures regarding uncertain tax positions pursuant to FASB ASC 740-10-50-15 and -15A.

Note 11. Segment Information, page F-19

50.   The segment disclosure does not appear to be complete. For instance, we do not see disclosure about the factors used to identify the segments, a description of the products and services for each segment, a description of how you attribute revenues and operating profits to the disclosed segments or disclosures about segment assets. Please expand in future or amended filings to provide the full information content about segments specified in FASB ASC 280-10-50-21 through 50-31 or explain to us how your disclosure is complete under the

requirements of the Codification.

Item 9A(T). Controls and Procedures, page 30

51.   We note that you appear to conduct substantially all of your operations in the
        PRC. In order to enhance our understanding of how you prepare your financial
        statements and assess your internal control over financial reporting, we ask that
        you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

a.   In connection with your process to determine whether your internal control over
        financial reporting was effective, please describe whether and how you considered
        controls to address financial reporting risks that are relevant to all locations where
        you have operations.

b.   If you have an internal audit function, please describe it and explain how, if at all,
        that function impacted your evaluation of your internal control over financial
        reporting.

How do you maintain your books and records and prepare your financial statements?

c.   If you maintain your books and records in accordance with U.S. GAAP, describe the
        controls you maintain to ensure that the activities you conduct and the transactions
        you consummate are recorded in accordance with U.S. GAAP.

d.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us
        what basis of accounting you use and describe the process you go through to convert
        your books and records to U.S. GAAP for SEC reporting. Describe the controls you
        maintain to ensure that you have made all necessary and appropriate adjustments in
        your conversions and disclosures.

What is the background of the people involved in your financial reporting?

e.   We would like to understand more about the background of the people who are
        primarily responsible for preparing and supervising the preparation of your financial
        statements and evaluating the effectiveness of your internal control over financial
        reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not
        identify people by name, but for each person, please tell us:

        •   what role he or she takes in preparing your financial statements and
                evaluating the effectiveness of your internal control;
        •   what relevant education and ongoing training he or she has had relating to
                U.S. GAAP;
        •   the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

f. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

g. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

h. Please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

52. We see that you evaluated disclosure controls and procedures as of September 20, 2010. Please amend your Form 10-K to disclose the conclusions of your principal executive and principal financial officer, or persons performing similar functions,

regarding the effectiveness of disclosure controls and procedures as of June 30, 2010. Refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b). Under the cited guidance, you are required to assess and disclose the effectiveness of disclosure controls and procedures as of the end of each quarter.

53.   As a related matter, if you elect to include a narrative definition of disclosure controls and procedures after the word "effective," that definition should be substantially similar to the full two-sentence definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e). Alternatively, please remove the definition in future or amended filings.

Management's Report on Internal Control over Financial Reporting, page 30

54.   We see that you provided a report on internal control over financial reporting as of September 20, 2010. Please amend your Form 10-K to include management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2010. Refer to Item 308T of Regulation S-K and Exchange Act Rule 13a-15(c). Under the cited guidance, management's assessment of internal control over financial reporting is presented as of the end of the fiscal year.

Item 10. Directors and Executive Officers..., and Corporate Governance, page 32

55.   Tell us why you have not provided disclosure pursuant to Item 407(d)(4) and (5) of Regulation S-K.

Directors and Officers, page 32

56.   We note your disclosure in the first paragraph that all directors hold office until the next annual meeting of your shareholders and "until their successors have been elected and qualify." Please tell us and in future filings clarify what you mean by "qualify." Also, given your disclosure on page 21 that you do not expect to hold annual meetings for the "next few years," clarify what is the term of office for your directors.

57.   We note your disclosure in the first paragraph that you believe "each officer and director has the experience, qualifications, attributes and skills necessary to serve on the Board or as an officer because of his academic background, knowledge in the battery industry and in business generally." Please note that for *each* person, you must disclose why the person's *particular* and *specific* experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director, in light of your business and structure, at the time that a filing containing the disclosure is made. Refer to Question 116.05 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In your response

and in future filings, please describe the specific experience, qualifications, attributes and skills of each director or executive officer separately.

58.   We note you did not describe the business experience of your Chief Financial Officer, Ms. ChunPing Fong, between 1998 - 2008 or Mr. ChengZhou Xu, your Chief Engineer, between 2003 - 2007. In your response and in future filings, please provide disclosure pursuant to Item 401(e)(1) with respect to Ms. Fong's and Mr. Xu's experience during the past five years. In addition, please tell us, and revise future filings to describe, the specific business experience of each of your officers and directors, avoided vague terms like "worked for."

Family Relationships, page 33

59.   With a view toward clarified disclosure in future filings, please tell us what you mean by "significant shareholders."

Section 16(a) Beneficial Ownership Reporting Requirements, page 34

60.   Please provide us support your conclusions in the last two sentences of this section, including how each officer and director mentioned on page 32 complied with their filing obligations pursuant to Exchange Act Section 16. Include in your response the date on which each officer, director or subject shareholder filed a required report, or the authority on which they relied to not make a filing.

Code of Ethics, page 35

61.   Please tell us why you have not included the disclosure required by Item 406(c) of Regulation S-K.

Item 11. Executive Compensation, page 35

Summary Compensation Table, page 36

62.   We note your statement immediately preceding the summary compensation table that the table discloses information with respect to the persons who served as your CEO, CFO "and other most highly compensated executive officers who served on your board of directors." Disclosure pursuant to Item 11 of Form 10-K is not limited to those who serve or have served on your board of directors. Refer to Item 402(m)(2)(ii) and (iii) of Regulation S-K. Please tell us whether you omitted any person for whom disclosure in response to Item 11 of Form 10-K would have been provided but for the fact that he or she did not serve on your board of directors. If so, please provide the information required by Item 11 for such person in your response letter and in future filings.

63.   Please tell us the reasons for the blanks next to Xin Xu, given your disclosure that he resigned only after your fiscal year ended on June 30, 2010.   Refer to Item 402(m)(2)(i) of Regulation S-K.

64.   Please tell us why you did not provide disclosure pursuant to Items 402(o) or 402(r) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners..., page 37

65.   With respect to the table presented on page 38, please tell us:

*   why Ms. Fong was omitted from the table; and
*   how you calculated the amount of shares and the percentage of class owned by all officers and directors as a group. Also, why is the percentage of class held by all officers and directors not 100%, given the number of shares issued and outstanding?

Item 13. Certain Relationships and Related Transactions, page 38

66.   We see the family relationship between one of your directors and your supplier of lithium-ion battery cells, which you disclose is approximately 90% of purchases. Tell us how you evaluated the guidance about related party disclosures from FASB Codification Topic 850 in assessing whether you should identify Heilongjiang Zhongqiang as a related party in the notes to financial statements.

67.   As a related matter, please describe to us the principal provisions of the contractual arrangement with Heilongjiang Zhongqiang.

Interested Person Transactions, page 38

68.   We note the reference on page 39 to the amount of the loan outstanding as of June 30, 2009. Please provide current disclosure in future filings, and tell us the amount of the loan outstanding as of the most recent practicable date prior to filing your annual report on Form 10-K.   Also, with a view toward amended disclosure, tell us why this section does not provide the information required by Item 404 of Regulation S-K with respect to the loan from and repayment to shareholder mentioned on page F-7.

69.   We note the reference to subsidiaries on page F-9. Please tell us why you have not filed the exhibit required by Regulation S-K Item 601(b)(21). Also reconcile that reference to subsidiaries with your disclosure on page F-8, where you indicate you control the entities only through "entrusted management contracts," and your disclosure on page 7, where you reference "VIEs."

Item 15. Exhibits. Financial Statement Schedules, page 40

70.   Tell us why you have not filed the following agreements as exhibits to your Form
        10-K pursuant to Item 601(b) of Regulation S-K:

- any R&D cooperation agreement with the Chinese car manufacturer
  referenced on page 9 or with the institutions mentioned on page 11;
- the leases mentioned on pages 13 and 22;
- the supply contracts referenced on pages 14 and 38 with your "major
  supplier," Heilongjiang Zhongqiang Power Tech Ltd.;
- the joint development and supply agreements with "industry-leading
  companies in China" mentioned on page 15;
- the loan agreement between Beijing GuongQiang Global Science &
  Technology Development Co., Ltd. and your chief executive officer Kun Liu,
  referenced on pages 27 and 39; and
- the "entrusted management contracts effective January 5, 2010" referenced on
  page F-8.

Signatures, page 41

71.   In future filings, where the principal financial officer and principal accounting
        officer sign the report for the registrant, please ensure that these officers also sign
        in their individual capacities below the second paragraph of text. Refer to
        Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676. If you have any other questions, please contact Mary Beth Breslin at (202) 551-3625 or Geoff Kruczek at (202) 551-3641.

Sincerely,

Brian Cascio
Accounting Branch Chief

cc: Steven W. Schuster, Esq. (Via facsimile)